PRESS RELEASE

Aya Gold & Silver Announces Nasdaq Listing
Notice of Q1-2026 Financial Release Date

Montreal, Quebec, May 4, 2026 - Aya Gold & Silver Inc. (TSX: AYA; Nasdaq: AYA) (“Aya” or the “Corporation”), announced that its common shares to commence trading on the Nasdaq Stock Market ("Nasdaq" or the "Exchange") under the ticker symbol “AYA” today, May 4, 2026. The Corporation's common shares will continue to trade on the Toronto Stock Exchange ("TSX") under the symbol "AYA". With commencement of trading on Nasdaq, the Corporation's common shares are no longer traded on the OTCQX ("OTCQX") under the symbol "AYASF".
Aya is a precious metals company with silver operations in Morocco, a leading mining jurisdiction combining renewable energy, strong infrastructure, and underexplored precious metal deposits.
The Nasdaq listing is expected to enhance Aya’s visibility and broaden access to U.S. and international institutional and retail investors.
“Access to the U.S. capital markets through Nasdaq is an exciting milestone for Aya as we close a record year and advance our growth strategy, supported by our attractive precious metals portfolio,” said Benoit La Salle, President & CEO. “This listing is expected to increase the visibility of our shares and expand our shareholder base as we continue executing on our development plans."
Q1-2026 Conference Call Details
Aya will release first quarter 2026 results on Thursday, May 14, 2026, before market opens. Management will host a conference call on the same day at 10 a.m. ET to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows: https://edge.media-server.com/mmc/p/x8mnaba5
Webcast link: Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form
https://register-conf.media-server.com/register/BIf70fdb46f4c14e288d0ae74e84006b00
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

About Aya Gold & Silver Inc.
Aya Gold & Silver is a precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, an extensive mineralized footprint, and significant potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.

Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the anticipated benefits of the Nasdaq listing, including enhancement of Aya’s visibility and broaden access to U.S. and international institutional and retail investors, the timing for announcing the Q1-2026 results, and the Corporation’s future operating results, economic performance, objectives, strategy, and development plan.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, assumptions regarding: the expected benefits of the Nasdaq listing and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: the Nasdaq listing not meeting the expected benefits, changes in general economic conditions or conditions in the financial markets, and other risks described in the Corporation’s documents filed with Canadian securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.

Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.